U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 3)

                         SYNOVICS PHARMACEUTICALS, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                        87163M10 1 (formerly 090946 10 4)
                                 (CUSIP Number)

          Nirmal Mulye, Ph.D., President, Nostrum Pharmaceuticals, Inc.
          10 Erin Court, Kendall Park, New Jersey 08824 (732) 422-0416
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 2, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                     Page 2 of 5
                                  SCHEDULE 13D

CUSIP No. 87163M10 1

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only)

       Nostrum Pharmaceuticals, Inc.
       51-0365768

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) |_|
                                                                         (b) |X|

3.     SEC Use Only

4.     Source of Funds

       OO

5.     Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                                    |_|

6.     Citizenship or Place of Organization

       Delaware, USA

                   7.     Sole Voting Power

Number of                 None

Shares             8.     Shared Voting Power

Beneficially              10,661,000

Owned by Each      9.     Sole Dispositive Power

Reporting                 None

Person With        10.    Shared Dispositive Power

                          10,661,000

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        10,661,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             |_|

13.     Percent of Class Represented by Amount in Row (11)

        40.93%

14.     Type of Reporting Person

        CO


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                                                                     Page 3 of 5

                                  SCHEDULE 13D


CUSIP No. 87163M10 1

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only)

       Nirmal V. Mulye, Ph.D.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) |_|
                                                                         (b) |X|

3.     SEC Use Only

4.     Source of Funds

       OO

5.     Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                                    |_|

6.     Citizenship or Place of Organization

       United States

                   7.     Sole Voting Power

Number of                 None

Shares             8.     Shared Voting Power*

Beneficially              10,661,000

Owned by Each      9.     Sole Dispositive Power

Reporting                 None

Person With        10.    Shared Dispositive Power*

                          10,661,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                             |_|

13.     Percent of Class Represented by Amount in Row (11)

        40.93%

14.     Type of Reporting Person

        IN


--------------------
* All of the shares of Common Stock covered by this report were owned legally by Nostrum Pharmaceuticals, Inc., and none were owned directly by Nirmal V. Mulye, Ph.D. Mr. Mulye is the beneficial owner of all of the outstanding capital stock of Nostrum Pharmaceuticals, Inc.


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                                                                     Page 4 of 5

Item 4.  Purpose of Transaction.

Nostrum and Mulye remain concerned about the financial condition and business strategy of the Company and the lack of leadership and direction shown by Ronald Howard Lane, as Chief Executive Officer of the Company, and by the other members of the Company's Board of Directors. Nostrum and Mulye have not seen any indication that Lane and his associates have made any effort to adopt or implement any business or financial plans that would permit the Company to pursue, with any reasonable prospect of success, its stated goal of developing and commercializing a pipeline of difficult to formulate, oral controlled-release ("OCR") generic and branded drug products. In the view of Nostrum and Mulye, as long as Lane and his associates continue to hold any management positions or other significant affiliations with the Company, it is not likely that the Company will be able to develop and commercialize any of Nostrum's OCR formulations pursuant to the current license agreements between Nostrum and the Company. In fact, under the dominion and control of Lane and his associates, the Company has (i) failed to conduct clinical pivotal studies with respect to any of Nostrum's OCR formulations, or take any significant steps to conduct work preparatory to, or necessary for, the performance of such studies;
(ii) failed to use diligent efforts to manufacture one of Nostrum's licensed products an Abbreviated New Drug Application ("ANDA") for which has already been approved by the U.S. Food and Drug Administration; and (iii) failed and refused to pay or reimburse Nostrum for research and development costs and expenses that the Company is required to pay under its license agreements with Nostrum. As a consequence, Nostrum was constrained to send 60-day termination notices to the Company with respect to the parties' license agreements relating to ten OCR products.

Nostrum and Mulye have had recent informal communications with a member of the Company's Board of Directors for the purpose of considering some resolution of certain of the strategic issues involving, among other things, the continued affiliation, as the case may be, of Lane, Mulye and Nostrum with the Company. No direct negotiations have taken place to date between Lane and Nostrum nor have any specific formal proposals to resolve these issues been made.

Despite the decision of Mulye to resign from the Company's Board, Nostrum's decisions to terminate its license agreements regarding certain of its products and Nostrum's lack of success to date, in opening any meaningful dialogue with Lane, Nostrum will continue to insist that the Company address Nostrum's as yet unaddressed concerns regarding the Company's financial condition, strategic plans and breakdown in corporate governance all of which materially affect shareholder value.

In addition, Nostrum and Mulye may take further action to implement their goal of maximizing shareholder value, which action may include but not be limited to
(i) influencing the management and Board of the Company, including Lane, to take actions to enhance shareholder value which may include seeking the resignation of Lane and (ii) soliciting proxies for the election of directors acceptable to Nostrum.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

By letter dated October 31, 2006 and delivered to Synovics Laboratories, Inc. ("Synovics Labs"), one of the Company's wholly-owned subsidiaries, on November 2, 2006, Nostrum notified Synovics Labs that it was exercising its rights under the ANDA Ownership Transfer and Product License Agreement dated as of May 17, 2006 between Synovics Labs and Nostrum for 500 mg Metformin ER tablets (including ANDA # 76-756 therefor) (the "500 mg Product") and a to be determined additional strength of Metformin ER using Nostrum's technology ("Additional Strength") (the "Metformin Agreement") to terminate the Metformin Agreement due to Synovics Labs' substantial and continuing breach of its material obligations under the Metformin Agreement. The termination with respect to these drug products shall be effective on the sixtieth day after Synovics Labs' receipt of the notice (the "Final Termination Date") unless Synovics Labs acts to cure the breaches of its obligations under the Metformin Agreement on or prior to the Final Termination Date. The breaches of the Metformin Agreement cited by Nostrum in the termination letter include (i) Synovics Labs' failure to pay or reimburse Nostrum for its previously invoiced costs and expenses in connection with the performance of certain of its obligations under the Metformin Agreement and the assistance which it has provided to Synovics Labs in the performance of its obligations under the Metformin Agreement, (ii) Synovics Labs' failure to conduct work preparatory to, and necessary for the performance of clinical studies in connection with the Additional Strength, (iii) Synovics Labs' failure to use diligent efforts to manufacture, market, distribute and sell the 500 mg Product, and (iv) Synovics Labs' failure to confer in good faith with Nostrum regarding the disputes between the parties under the Agreement.

By two separate letters, each dated November 1, 2006 and delivered to the Company on November 2, 2006, Nostrum notified the Company that it was exercising its rights under the Technology License Agreement dated as of March 16, 2005, as amended ("TLA"), between the Company and Nostrum to terminate the Company's rights under the TLA to two different products due to the Company's substantial and continuing breach of its material obligations under the TLA with respect to such drug products. The terminations with respect to these drug products shall be effective on the sixtieth day after the Company's receipt of these notices (the "Final Termination Date") unless the Company acts to cure the breaches of its obligations under the TLA on or prior to such Final Termination Date. The breaches of the TLA cited by Nostrum in each of the termination letters include
(i) the Company's failure to pay or reimburse Nostrum within thirty days of its receipt of Nostrum's invoices therefor for Nostrum's reasonable costs and expenses in connection with the performance of certain of its obligations under the TLA, the assistance which it has provided to the Company in the performance of its obligations under the TLA and the formulations and prestudies with respect to the terminated drug product, (ii) the Company's failure to conduct work preparatory to, and necessary for the performance of clinical studies in connection with the terminated drug product, and (iii) the Company's failure to confer in good faith with Nostrum regarding the disputes between the parties under the Agreement.

Pursuant to the above-referenced termination notices, Nostrum invoked the alternative dispute resolution procedures under the Metformin Agreement and the TLA, respectively.

Signature

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 7, 2006

                                          NOSTRUM PHARMACEUTICALS, INC.

                                          By  /s/ Nirmal V. Mulye
                                            ------------------------------------
                                          Name:  Nirmal V. Mulye, Ph.D.
                                          Title: President

                                          /s/ Nirmal V. Mulye
                                          --------------------------------------
                                          NIRMAL V. MULYE, Ph.D.